UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-40099

GOLD ROYALTY CORP.

(Registrant’s name)

1030 West Georgia Street, Suite 1830

Vancouver, BC V6E 2Y3

(604) 396-3066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K shall be deemed to be incorporated by reference into (i) the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on June 14, 2022 (Registration No. 333-265581), (ii) the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 27, 2022 (Registration No. 333- 267633) and (iii) the Registrant’s Registration Statement on Form S-8, as amended, originally filed with the Securities and Exchange Commission on September 14, 2022 (Registration No. 333-267421), to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD ROYALTY CORP.

Date: February 16, 2023	By:	/s/ David Garofalo
	Name:	David Garofalo
	Title:	Chairman, Chief Executive Officer and President

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management Information Circular
99.2	Notice of Meeting
99.3	Notice-and-Access Notice
99.4	Form of Proxy
99.5	Voting Instruction Forms